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           TENDER OFFER FOR CLASSIC VACATION GROUP EXTENDED FURTHER





          New York, New York - January 22, 2002. Three Cities Research, Inc. announced that the pending tender offer by CVG Acquisition Corporation for shares of Classic Vacation Group, Inc. (AMEX:CLV) has been extended until 5:00 p.m., New York City time, on Friday, January 25, 2002, in order to permit anticipated completion of discussions by Classic Vacation Group about a possible alternate transaction.


          CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by Three Cities Fund III, L.P. which is advised by Three Cities Research and 20% owned by Thayer Equity Investors III, L.P. In its tender offer, CVG Acquisition corporation has offered to purchase all the Classic Vacation Group shares which Three Cities or Thayer do not already own for $0.15 per share. The tender offer, as previously extended, was scheduled to expire at 5:00 p.m., New York City time, on January 22.


          A spokesman for Three Cities said, "We had previously noted that Classic Vacation Group was in late stages of discussions of a transaction which could be more favorable to its shareholders than the tender offer. We had anticipated there would be final agreement by today, but that has not yet occurred. The tender offer is being extended to permit work on the proposed transaction to continue."


          At the close of business on January 18, 2002, 1,313,531 shares had been tendered in response to the tender offer.